UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 – Exit Filing)*

Adherex Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00686R200

(CUSIP Number)

March 1, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00686R200

1.	Names of Reporting Persons HBM BioVentures (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,204,716(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,204,716(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,204,716(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
1.72% based on 126,140,787 shares of common stock outstanding (as disclosed in the Issuer’s Short Form Prospectus attached as Exhibit 99.2 to the Issuer’s Form 6K filed with the Securities and Exchange Commission on February 15, 2007)

12.	Type of Reporting Person (See Instructions) CO

(1) Includes 2,204,716 Common Shares issuable pursuant to warrants that are exercisable within 60 days of March 1, 2007.

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2005, as amended pursuant to the Schedule 13G/A filed with the Commission on February 14, 2007 (as amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,204,716(1)
	(b)	Percent of class: 1.72%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,204,716(1)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 2,204,716(1)
		(iv)	Shared power to dispose or to direct the disposition of 0

(1) Includes 2,204,716 Common Shares issuable pursuant to warrants that are exercisable within 60 days of March 1, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

HBM BIOVENTURES (CAYMAN) LTD.

/s/ John Arnold
Signature
John Arnold, Chairman & Managing Director
Name/Title